May 29, 2009

Kevin Brogan, President
InnerLight Holdings, Inc.
867 East 2260 South
Provo, Utah 84606

  RE: **InnerLight Holdings, Inc. ("the company")**
    Amendment No. 7 to Registration Statement on
    Form S-1
    Filed May 13, 2009
    File No. 333-152430

Dear Mr. Brogan:

   We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Products, page 16

1. In addition, please clarify whether as a result of the settlement the company paid Dr. Young $142,000 and $283,531.69, as noted on pages 16 and 21 respectively. If so, please clearly explain what each amount represents in the settlement.

Certain Relationships… page 27

2. As previously requested in comment #3 from the staff's letter dated May 6, 2009, please disclose the dollar amount the two entities controlled by Mr. Brogan received pursuant to the DSA Agreements during the 12 months ended December 31, 2008.

Report of Independent Registered Public Accounting Firm

3. We note that, subsequent to March 16, 2009, significant changes were made to the consolidated financial statements (i.e., the reclassification of the extraordinary gain on page F-3) and the notes to the consolidated financial statements. Please instruct your independent accountant to revise the date of the audit report to reflect all significant audit procedures performed.

Financial Statements
General

4. Please note the updating requirements for the financial statements as set forth in Rule 8-08 of Regulation S-X, and provide a currently dated consent from your independent accountant with all amendments. Please ensure the date referenced in the consent is consistent with the date of the audit report.

Consolidated Statement of Stockholders' Equity, F-4

5. We have reviewed your response to our prior comment five and noted your revised disclosure. It appears that the $278,331 that was recorded for the 10,600,000 shares issued at the formation of Innerlight Holdings, Inc. is now being recorded as an extraordinary gain related to the acquisition of Innerlight Inc. Please provide a detailed discussion of how the value assigned to the shares issued at the formation of Innerlight Holdings, Inc. can now become an extraordinary gain in the business combination of Innerlight, Inc as these appear to be two separate transactions. In addition, please cite the specific authoritative literature utilized to support your accounting treatment.

6. Considering the comment above, it appears from the disclosure on F-9 that the $278,331 recorded as an extraordinary gain is the result of non-cash contingent consideration being issued outside the period of the acquisition. Please provide a detailed discussion of the nature of this contingent consideration and cite the specific authoritative literature utilized to support your accounting treatment. Please refer to the guidance in SFAS No. 141.

Consolidated Statement of Cash Flows, F-5

7. We have reviewed your response to our prior comment six and your revised disclosure noting it does not appear to have addressed our comment in its entirety. The values of the net assets acquired (assets and liabilities) should be <u>removed</u> from the <u>applicable balances</u> (i.e., inventory, prepaid expenses and other assets, property, plant and equipment, and accrued royalties and sales commissions) in the statement of cash flows and not shown as a single line presentation within investing activities. Please revise.

Notes to Consolidated Financial Statements
3. Business Combinations – Innerlight Holdings, Inc. F-9

8. It appears that you have adjusted the values assigned to the net assets acquired from the disclosure provided on F-9 of amendment five of the S-1 filed on April 16, 2009. Please note that if the purchase price allocation has not been finalized you must disclose this fact and the applicable reasons. The nature and amount of any material adjustments made to the initial allocation of the purchase price should be disclosed. Please refer to the guidance of paragraph (51)(h) of SFAS No. 141. In addition, please provide a detailed discussion of how the values were assigned to the net assets acquired. Please refer to the guidance in paragraphs (35-37) of SFAS No. 141.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Blaise Rhodes at (202) 551- 3774 or Angela Halac, accounting reviewer, at (202) 551-3398 with any questions regarding accounting issues and you may contact Janice McGuirk at (202) 551-3395 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Via fax to Heber Maughan
           (801) 655-0621